

Mr. Leo Watterson
Vice President—Corporate Accounting and Chief Accounting Officer
Emeritus Corporation
3131 Elliott Avenue, Suite 500
Seattle, WA 98121

October 27, 2009

Re: **Emeritus Corporation**
   Form 10-K for the Fiscal Year Ended December 31, 2008
   Filed March 16, 2009
   File No. 001-14012

Dear Mr. Watterson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director